DWS GLOBAL COMMODITIES STOCK FUND, INC.
345 Park Avenue, New York, NY 10154

December 28, 2007

Dear Shareholder:

DWS Global Commodities Stock Fund, Inc. (the “Fund”) is offering to purchase up to 1,057,718 of its issued and outstanding shares of common stock at a price equal to 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the business day after the date the offer expires (the “Offer”).

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder on whether to tender any or all shares.

Please note that the Offer is scheduled to expire at 5:00 p.m. Eastern Time on February 6, 2008 unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Inc. at (866) 328-5445.

Sincerely,

/s/ John Millette
John Millette

Secretary